FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

The following is the transcript of a presentation given by Martin Marietta Materials, Inc. on January 11, 2012:

We want to welcome all of you globally to the presentation of Martin Marietta as well as those at the CJS Conference. Thank you all for joining us today for the management team of Martin Marietta Materials. It’s an interesting time in the history of the company, and without much further adieu, to highlight some of the excitement around the story I’ll turn it over to the CEO, Ward Nye.

Ward Nye

Good afternoon. Thank you all very much for being here. My name is Ward Nye. I’m the Chief Executive Officer of Martin Marietta Materials. With me today is Anne Lloyd, who is our Executive Vice President and Chief Financial Officer.

Before I begin, I want to thank Arnie Ursaner and his entire team here at CJS Securities. They do a wonderful job with this conference every year. Obviously, it’s one of the first ones. He’s looking for new ideas for the new year. I think we’ve accommodated that this year.

I have a couple of housekeeping items. We’ll tell you that the presentation slides today can be accessed at the Investor Relations section of our company’s website at www.martinmarietta.com. I will refer you to that.

I would also advise you to please be advised that this presentation may include forward-looking statements in connection with future events or future operating or financial performance. Forward-looking statements in the presentations are subject to a number of risks and uncertainties which could cause actual results to differ materially from such statements, except to the extent required by applicable law. Martin Marietta undertakes no obligation publicly to update or revise any forward-looking statements, whether it’s the result of new information, future developments or otherwise. We refer you to the legal disclaimers contained at the end of this presentation as well as our S-4 registration statement filed with the SEC and the company’s other filings with the SEC which can be found at their website. For certain aspects of this presentation we also refer you to filings made by Vulcan with the SEC, and these filings can be found on the SEC’s website, as well.

As we continue into the presentation, again for those of you who have followed us for awhile, you know we pride ourselves on maintaining a steadfast focus on our stated strategy. That focus has yielded what we feel like are exemplary results, and has positioned our company to grow in many ways that people probably would not have thought was possible; perhaps most notably our proposal to combine Martin Marietta with Vulcan. However, understanding the strength of our company today and our strategy actually sets the stage for the discussion in that proposal.

The principles of our strategy can be really quite simply stated - it’s positioning, it’s performance, and it’s growth. I’ll spend a few minutes on each of these principles, first with positioning.

As it states here, we think we’re uniquely positioned in what we believe to be a very attractive industry. We’ve achieved and maintained that positioning by remaining consistent in our stated strategy regarding acquisitions in particular. That strategy includes targeting markets where we can achieve a number one or number two position and pursuing opportunities with discipline and with capital prudence. Additionally, we’re willing to wait for the right opportunity. When competitors were busy acquiring companies at peak multiples, we chose not to participate in those opportunities. As we’ve told our Board and others, don’t just judge us by the deals that we’ve done; judge us by the deals that we haven’t done, as well.

Just one success story from 2011 with respect to expansion is the acquisition of a privately held business in San Antonio, Texas where we gained six aggregate sites, two ready-mix plants, as well as an asphalt plant. This acquisition all by itself is a perfect example of where we were able to complement an existing integrated business in what we know and believe is a vibrant market. Over the past five years, San Antonio’s population and economic growth have consistently outperformed the national results. To give you a sense of this, during the same time frame population has increased by 13% in San Antonio to over 2 million, which is well above the national average of only 5%.

This acquisition improves our market coverage and cost efficiencies in a strong growth corridor, while significantly enhancing our valuable aggregates reserve position. And you can see in the transaction, we picked up over 200 million tons, but importantly if you look at San Antonio like a dial on a clock, you go really right between the nine and the ten, and that’s the highest single growth corridor area in San Antonio. So acquisitions matter. Where they are matters, when you do them matters, and this hit every button that we felt was important.

Separate and distinct from what we’ve done in San Antonio this year, we’ve also grown our business in some other ways. In 2011 we also closed a transaction that actually took us into a new market in Denver, Colorado. In this asset exchange, we swapped our River business for Lafarge’s Front Range assets in and around Denver. These new locations provide not just a position but a platform position in a high-growth area. Denver is an attractive market to expand our geographic footprint based also on its strong demographic trends, just as San Antonio. Denver has a per capita income well above the national average, and its ability to attract both national and multi-national business is quite well known.

We believe using our Mississippi River operation as currency for a premier position in Denver makes outstanding sense for our business. But it also helps us maintain our balance sheet strength and financial flexibility. This is part of what comes out of the type of strategic planning process that we thoroughly and thoughtfully went through in 2010. We’re identifying markets that are important to us, but importantly too, identifying ways to get those types of transactions completed.

The second principle of our strategy is simply performance. For those of you who listened to our call yesterday, our words were ‘performance matters’. We feel like it matters a lot. We’ll take you through what that means.

Part of it is looking back over not just the last year but in fact the last several years on what our differentiated performance profile has been. We’ve consistently performed, and that’s important, even in the face of the recent recession, and actually, what I would submit to you has been more than a recession in our industry. It’s felt much more like a depression in the construction materials business. We’ve remained highly disciplined in every single aspect of our business. The results not only have been a recognition time and time again that we are a low-cost leader in the industry, but also in operating expenses and the way that we control our selling, general, and administrative expenses as well.

Another result of our disciplined adherence is to stated strategy. We continue to have one of the strongest balance sheets in the industry, and we’ve maintained our financial flexibility during the downturn. How do you do that? It’s not easy to do. The single biggest cost that you have in a business like ours is people. If you look at what we’ve done over the past several years, we’ve had to pare back. These are difficult decisions, these are decisions that no one wants to make. If you look back at our business in 2001, we had around 7,200 people in our business. If you look at where we were just prior to the closing of our asset exchange for River in Denver, we had around 4,500 people in our business. You can see why. We’ve seen volume go from a peak in 2006 in our business of 205 million tons to what we believe was a low around 2009 of 125 million tons. That’s an 80 million ton fall from peak to what we think was trough at that time. To put it in context, 80 million tons back in 2006 would have been the 5th largest producer of aggregates in the United States. You have to respond to that.

But we’ve done more than just respond to that. We’ve also invested in the right places at the right time. We’ve invested in technology, we’ve invested in automation, and we’ve also invested in our distribution system. You can see as we finished up the year around 32% of what we are delivering to market historically has been delivered either by rail or by water. That’s a very different snapshot than anybody else in our industry has today.

Here’s something else that’s a different snapshot than anybody else has in our industry today, and that’s our incredibly attractive specialty products business. This is two very distinct businesses that come together. One of them is a dolomitic lime operation in Woodville, Ohio. We’re producing around 24% of the dolomitic lime in the United States from Woodville. As you can see from the chart, around 31% of that is finding its way, either directly or indirectly, to the manufacture of steel. The balance of it is actually finding its way to Manistee, Michigan, where it’s being put together with a magnesia-rich brine that we’re pumping up from underground. What do you do with that at the end of the day? You make something that is almost akin to an industrial-grade milk of magnesia type of product. It’s used in a host of manufacturing and other products around not just the United States, but in fact around the world. Much of this industry, meaning construction materials, has been mired in a recession or something that I said was closer to a depression. This has been a business that has performed exceptionally well. The biggest issue we have in this business is that it’s at capacity, which is one reason we’re going in and building a new dolomitic lime kiln in Woodville. We have a Title V operating permit that permits us to do that. We anticipate it being operational by January 1, 2013. This has been a very impressive piece of business within our business, and something that if you don’t understand, you don’t understand Martin Marietta.

The last piece is relative to strategy and growth. Growth is important to us now; it’s going to be more important to us into the future. Let’s talk about what’s going to drive that, at least in our view.

We think there are multiple long-term growth drivers in our business including infrastructure investment at both the state and federal levels. Location though also drives growth. It’s no accident that we’re in the states that we are in. Population growth, or in some instances, population density actually drives aggregates demand. So where you operate, just like performance, matters a lot in this business. As we’ve just discussed, our specialty products business provides opportunities for future growth. Lastly, we’ll conclude this section by looking at what I think are some powerful operating leverage that you should expect as demand returns and more specifically, what’s going to drive that demand.

This next slide simply shows something that I think we all inherently know, and that is our nation’s infrastructure is deteriorating. It’s tired, both above ground as well as underground. We have crumbling highways and bridges that are structurally deficient, and we have remarkable losses of water underground. Everyone agrees on that. The big issue that people can’t agree on is how we are going to pay for it.

These next series of slides talk about that to a degree. The first slide is really giving a snapshot of where things look right now from a federal perspective. We’re not seeing anything here that’s a surprise or is unexpected. Keep in mind, the current highway bill actually expired on September 30, 2009, so we’ve been operating for a period of time on a series of continuing resolutions. The one under which we are operating right now expires on March 31, 2012. Our view has been for a while that we are likely to see another continuing resolution through the end of the year. That’s the good news and the bad news. Having something flat through the end of the year is not necessarily a bad place to be.

Part of what’s interesting, though, is to look at what’s happened in the House and the Senate as we’ve had dialogue there. The Senate has been reasonably consistent in their view, let’s have something that’s reasonably flat, let’s index it for inflation, let’s go for two years and move on. That’s generally been their bipartisan view. The House has been more evolutionary in its thinking. At one point earlier in 2011, the House was looking at around a 30% cut to highways. They’re not looking at that now. They’re looking at something that feels much more Senate-like, but they’re also looking at pretty considerable restructurings within the bill itself that would actually put more dollars to highways, bridges, roads, and streets. We view all of that as good.

The issue is that there is a very heavy legislative agenda in the first quarter as we come into the year, and our sense is if we don’t end up with a new highway bill in the first quarter, we would likely end up with a CR at the end of the year, and the end result is you have what we’ve been predicting for a couple of years, and that is you go through the Presidential election cycle and then you end up with a new highway bill. That’s the federal side of it.

Let’s talk about the state side, because the state side I would submit to you is the better story than most people would believe. If you hear about state budgets, typically the news is how horrible state budgets are. You have to drill past that and look at state budgets relative to transportation. What you’ll find if you do that is most state DOT budgets are in pretty good shape. The elements of state budgets that are suffering today are the elements of state budgets that come from a general fund. Keep in mind, only around 11% of dollars on a national basis go from a general fund into transportation.

Most transportation funds on a state-by-state basis are relatively dedicated funds. They are coming from gas taxes, they’re coming from vehicle transfer fees, or some other relatively protected resource. So if you go to a state and look at their DOT budgets and look at their maintenance budgets, or their construction budgets, what you’ll generally find, at least in the states which we operate, is those state budgets are in very, very good shape.

But here’s what’s happening, too. The states have recognized that they are simply going to have to carry a larger burden going forward, at least relative to the Fed. And how are they doing it? You can see what we’ve shown in the bottom left-hand portion of this slide. The north Texas Tollway Authority, the TTA, the North Carolina Turnpike Authority has shown up there. The North Texas Tollway Authority is as large an animal in that part of Texas as Texas DOT is. This is a very significant undertaking. North Carolina, another state that from where we sit, Texas and North Carolina are number one and number two in revenue. North Carolina is important. North Carolina has just opened this month its first modern toll road. That’s in the Raleigh area. They are going to have more construction underway as we move into the year in Charlotte, as well. You have major moves in Indiana. But even when you take them to the ballot box, what ARTBA, which is the American Road Transportation Builders Association, would tell you is those initiatives pass 75% of the time when it’s put to the voters. It’s a very local issue. And even when you look at a state like Georgia, and that’s what we’re showing up there, Georgia will be taking an initiative to its voters in July this year. They are looking to break Georgia down into 12 different districts. They are going to vote on whether to vote in a sales tax or not, the proceeds of which would go to transportation, with the potential of increasing annual transportation spending up to $1.5 billion.

So again, a story that when you drill down to a state-by-state basis, it is a much healthier story than you might have otherwise believed.

We said a number of things drive where aggregates are and where they need to be. We talked about our long-haul transportation for a long time. We like obviously being where there are a lot of people moving in. We also like having the ability to go to places where there are already a lot of people.

What this slide demonstrates to you is how robust our long-haul network is, even absent our trade with our River business. The fact that we traded our River business is not indicative of the fact that we are moving away from long-haul or our dedication to it. This is an important piece of our future, and it’s an important piece of being involved in the aggregates business if you have a vision for the future and the way stone is going to move. What you can see from this is coming out of either Nova Scotia or the Bahamas, we can hit a number of locations up and down the east coast as well as into Florida, as well as into the Gulf Coast. Importantly, we can hit a number of locations by more than one mode. We can hit them by boat and we can hit them by rail.

Here’s your story on leverage. This is incredibly powerful. This is what we know can happen based on the way that we have structured our business. Our cost profile is what permits us to see every additional dollar in sales drop to the line 60% in operating profits. This isn’t a spreadsheet exercise, we have seen this happen. We have seen this happen in market after market when volume has come back to it. This is what gives us the confidence in saying we don’t have to pick up that 80 million tons that we saw go away. If we pick up half of the volume that we have seen go away in our business because of this economy, if we pick up half of it, we’ll be in record profit territory. The key to that is having the cost profile, having the discipline, and having the vision to set yourself up for that type of success, even with a moderate volume recovery.

In summary, we believe we have remained focused on strategy, and that focus has us well positioned for the long term.

What I’d like to do is take the rest of the time that we will be here together and talk about the merits of our proposed combination with Vulcan. We continue to believe this is a compelling proposal. We’re disappointed that Vulcan has rejected our business combination proposal and has been unwilling to commence negotiations with us. Through the course of the next few slides, I’ll discuss some of the key points that underline our offer.

I think it’s important here before we go into the rest of them to remind you that there is additional information available in the presentation that our company filed yesterday, including reconciliations of certain EBITDA, free cash flow, and SG&A measures that are referenced in some of the following slides. For your reference, please go through that at your convenience.

Here’s a quick map that we believe shows you why this transaction is so compelling. Just as a reminder, on December 12, the day that we put our proposal out there, we announced our proposal to combine our business with Vulcan in a transaction that would create a U.S. based company as the global leader in construction aggregates. You can see the facts here. Over 25 billion tons of reserves, and a footprint that literally stretches coast-to-coast.

Many of you are likely aware of the terms as well, we simply put them here as a reminder. It is a stock-for-stock tax-free exchange, and we have offered a premium to Vulcan shareholders as part of the process.

This is an important slide. I want you to spend some time looking at this and really soaking this up because, again, today Vulcan has rejected our proposal. One claim Vulcan has made in rejecting our proposal is they feel that we’re being opportunistic in what we put forward. But I want you to consider a few things as you look at this slide. Consider what Vulcan’s valuation was prior to our offer. It was near then, and remains near, an all-time high EBITDA multiple. There are expectations for an eventual economic recovery reflected in their share price today. What you’ll see in this graph is that Vulcan’s share price peaked in 2007, and that peak was driven by the housing bubble. Whatever economic recovery we have ahead of us is not likely to have those same characteristics.

It’s also important to note that the Vulcan today is a much different company than the Vulcan that we’ve known for years, and it’s not for the better. In stark contrast to the old Vulcan that experienced a significant increase in its share price, Vulcan today is trading already near an all-time high EBITDA multiple. It has excessive leverage and a junk rating, as you can see on the side of the slide, pays a nominal dividend, has repeatedly reported negative earnings and underperformed Wall Street analysts’ earnings expectations, has a historically high SG&A as a percentage of net sales, and significantly underperforms our company as well as the S&P. Perhaps most importantly, there is no clear prospect going forward for some degree of recovery. Our view is that the reality of Vulcan’s future will not replicate its past, and the status quo going forward is a crippling burden for its stakeholders.

Another key point that’s important to understand is the premium we’ve offered in light of street estimates, and this slide tries to capture that. Equity research analysts projected revenue growth rates for 2011 through 2013 are identical for both Martin Marietta and Vulcan at 14%. Given Vulcan’s underperformance, lack of earnings and low EBITDA, the analyst community expects Vulcan will enjoy significant EBITDA improvement over the next two years. As I said earlier, we believe this EBITDA improvement was already reflected in Vulcan’s unaffected stock price and we’re offering a premium to that amount.

Of note, analysts EBITDA multiple projections for Vulcan fall dramatically over the period from 21.1 times to 12.6 times, so a bet on a recovery in Vulcan’s earnings has been unwise, at least for the last four years. In contrast, the forecasted multiples for Martin Marietta over the same period of time are relatively stable, and this slide shows that.

Vulcan shareholders can and through our offer roll their investment into a stronger combined entity, while receiving a premium over Vulcan’s unaffected share price that reflects a near-record high EBITDA multiple. But what I’d ask you to do is do your own math. Don’t take ours. Do your own math. What I think it will show is that as Vulcan’s EBITDA improves and its multiple likely contracts, the share price simply does not improve.

Vulcan has also claimed that our offer doesn’t compensate their shareholders for its stronger operating leverage and asset portfolio. I’d also like to set the record straight on this point. Vulcan’s peak pro forma EBITDA performance was in part driven by the disproportionate level of residential construction spending in the peak housing bubble markets of Florida, California, and Arizona. That clearly benefited the heavy building materials industry at the time. Currently, housing starts have declined in those states from a range of 75% to nearly 90%. In a standalone scenario, Vulcan’s return to its prior peak performance requires a repeat of the housing bubble. If we use McGraw-Hill’s national forecast, housing starts return to only 70% of bubble levels by 2015. Further, Vulcan includes Florida Rock in its pro forma EBITDA, although the Florida Rock acquisition didn’t close until November 2007. So it’s remarkable Vulcan wants to take credit for Florida Rock in the peak years without addressing the obvious impact that deal subsequently had on its results, its leverage, its credit rating, and its ability to pay a meaningful dividend to shareholders. Vulcan is clearly to the detriment of its shareholders hoping for a recovery to prior peak levels as some form of support for arguing the value of its standalone future, notwithstanding that there are no blue sky prospects for that kind of recovery.

At our company, we try to be incredibly realistic. We face the future as it is, we make thoughtful, timely decisions, and we know that hope, particularly when its unfounded, is not a strategy.

This next slide shows relative performance coming out of the 2001 recession. As far as any claim that Vulcan has better performance than Martin Marietta at any point in time, I’ll just let the next two slides, including this one, speak for themselves. Vulcan did not significantly outperform Martin coming out of the 2001 recession. Take a look at gross profit, operating income, and net operating income of the two companies. It speaks for itself.

At the same time, if you take a look at the next slide, we’ve also continued to outperform Vulcan here. I can’t overemphasize this point enough. This is the true tale of the tape. You can go down the list and what you’ll see is that we’ve remained financially and operationally disciplined and our results absolutely show that this consistent performance matters. As we’ve said, we believe this matters a lot.

Finally, when you put the two companies together, this is part of why we feel like this combination is so absolutely compelling. You can see what we believe the synergies are: $200 - $250 million, the return of a meaningful dividend, a balance sheet that’s far better than Vulcan is today, but also a balance sheet that’s much better positioned to take us into the future. You can see where the efficiencies are coming from. They are coming from size and scale. We can focus on operational excellence, and you simply have a stronger combined platform for the type of growth that we think this company can see.

Importantly, for Vulcan shareholders, it’s got continuing equity ownership. At what we’ve proposed, they would own 58% of the company. We would own 42% of the company. Part of what I think at the moment is what my team and I have done relative to our own compensation when we look at this. This is one of those odd circumstances where the company trying to really take this combination forward owns a minority position in this business. That actually means that some change of controls that our senior management team would have would be triggered. We stepped forward and we’ve waived those, because this isn’t about what this team would get financially. We want to run this company. This would be a world-class business. We can do great things with this when you combine their assets and our assets and the best of the best of these two companies. It really is something that we think is remarkably compelling.

As I said on December 12 and I’ll say it again here today, we have a lot of respect for Vulcan employees. That is a fine company. When you get to the operating levels and some other places in that business, they have some first-rate employees. If we can combine our best and their best with the type of vision that we have to take this combination forward, we think we have something that delivers remarkable value to shareholders. We just want to be able to sit down at the table and have that dialogue with Vulcan and its Board and build something that will last.

That’s the conclusion of the presentation that we have. We obviously do have another Safe Harbor slide that I’ll put up on the screen for you. That said, if there are any specific questions that you have here today, I’m happy to address those as well.

Questioner

[Inaudible] …and it looks like all of the free cash flow that they are going to generate would have to go towards meeting those maturities and they effectively have no free cash flow available to put back into the business… [inaudible]. And their credit line is basically cut in half, right? So basically the creditors have already said… [inaudible]. When I look at it, I say… [inaudible], 18 months from now this company is going to be in a serious liquidity crisis and it should be trading based on liquidity concern and not on somebody’s opinion of… [inaudible]. So my question for you is why would you offer them all this money today for a company which if nobody else comes along… [inaudible]. Why would you do that?

Ward Nye

We think the assets that they have and the assets we have are incredibly attractive assets. Let’s begin there.

Questioner

They’re worth whatever the earnings say they’re worth on a present value basis, not on what somebody thinks they’re worth in the ground.

Ward Nye

What I think is we can turn those into earnings. I think we can come back and we can address costs in ways that management to date has not, and we feel very confident that we can do that.

Questioner

[Inaudible.]

Ward Nye

I can’t speculate on that. You clearly see what we have out there as the proposal. We think it’s a very attractive proposal, and we think it makes great sense. We haven’t found people who would disagree with that premise yet.

Questioner

[Inaudible.]

Ward Nye

The question was, tell us a bit more about River and Denver, and obviously we’ll talk more about that going into the future as well. What we have picked up is a platform position in Denver. We’ve picked up a position that we feel like, number one, its platform, number two, it’s vertically integrated. That’s the way that market is built. We feel like the barriers to entry in a market like Denver are very high. I think opening new quarries there has proven itself to be a very difficult undertaking. We have a management team that has a nice, rich history in Denver, and we feel very good about the way that that market is built. Part of what you heard in my opening comments is it’s not just what assets you have, it matters where they are, and what you can do with them. As we went through our strategic planning process in 2010, we identified Denver as a key growth area for us, but at the same time, you don’t necessarily want to go into a brand new place unless you have, at least if you’re us, the view of how you get to a leading position there.

It simply lets you operate as a much more effective company, and that’s exactly what we’re going into Denver with at this time.

Questioner

[Inaudible]

Ward Nye

We have not put out all the financial parameters around that swap, but we will.

Anne Lloyd

We’ll do that when we release earnings.

Ward Nye

So that will be in February.

Thank you all very much for your time. We enjoyed the time being here.

* * * * *

Cautionary Note Regarding Forward-Looking Statements

This transcript may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this transcript, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy;

decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this transcript is qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This transcript relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This transcript is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PROXY STATEMENT AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, its directors and executive officers and the individuals referenced in the Registration Statement to be nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement or the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, or will be available in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta files with the SEC in connection with the foregoing matters, as applicable.